April 20, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:	DeVry Inc.
Form 10-K for the fiscal year ended June 30, 2008
Filed August 27, 2008
File No. 001-13988

Dear Mr. Spirgel:

We are in receipt of your comment letter dated March 24, 2009 to DeVry Inc. (“DeVry”).  On behalf of DeVry, we have addressed your comment letter by reproducing each comment below in bold text and providing DeVry’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

Form 10-K for the Fiscal Year ended June 30, 2008

Item 1A.  Risk Factors, Page 31

1.
We note that you have disclosed in the first paragraph on page 53 that intangible assets from business combinations and goodwill constitute 37% of your total assets and that any impairment to such assets could affect your future financial condition.  However, in your discussion of Risk Factors, you do [not] mention any risks that are associated with an impairment of your intangible assets and goodwill.  If you deem that Item 503(c) requires disclosure regarding certain risks associated with intangible assets and goodwill, please add such disclosure to future filings.

DeVry’s Response

DeVry’s goodwill and intangible assets could potentially be impaired if our business results and financial condition were materially and adversely impacted by the risks and uncertainties, as discussed in Item 1A - Risk Factors. If there was an impairment of intangible assets and goodwill, the impairment itself would not impact DeVry’s future financial condition as it would not impact DeVry’s financial covenants under its existing revolving credit agreement.  The impairment would be recorded as a non-cash charge in DeVry’s consolidated financial statements.

DeVry intends to use language along the lines of the following in Item 1A - Risk Factors in future filings, including its Form 10-K for the fiscal year ending June 30, 2009, with the Securities and Exchange Commission.

Proposed Disclosure:

At June 30, 2008, intangible assets from business combinations totaled $62.8 million, and goodwill totaled $308.0 million.  Together, these assets equaled approximately 37% of total assets as of such date.  If DeVry’s business results  and financial condition were materially and adversely impacted, then such goodwill and intangible assets could be impaired, requiring possible write-off of up to $62.8 million of intangible assets and up to $308.0 million of goodwill.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.
We note your use of non-GAAP disclosure of net income and earnings per share, excluding certain items.  In future filings, please disclose why management believes this presentation is important to an understanding of the company’s operations and financial condition.

DeVry’s Response

DeVry intends to use language along the lines of the following in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, including its Form 10-Q for the period ending March 31, 2009, with the Securities and Exchange Commission.  This type of language would be included as support for management’s presentation of non-GAAP disclosure of net income and earnings per share, excluding certain items.  DeVry has excluded gains and losses from significant real estate transactions as management views these transactions and other non-recurring events as discrete in nature and not representative of DeVry’s underlying business trends and performance of its ongoing operations. Management believes that these non-GAAP financial measures provide an additional means of analyzing the current period results against the corresponding prior period results.  However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, DeVry’s reported results prepared in accordance with GAAP.

Proposed Disclosure:

As described in Note X to the financial statements, DeVry executed certain real estate transactions in the nine month periods ended March 31, 2009 and 2008, which resulted in significant lease termination charges and/or losses on the sale of facilities.  The following table illustrates the effects of the real estate transactions on DeVry’s earnings.  Management believes that the non-GAAP disclosure of net income and earnings per share provides investors with useful supplemental information regarding the underlying business trends and performance of DeVry’s ongoing operations and are useful for period-over-period comparisons of such operations given the discrete nature of the real estate transactions described in Note X.  DeVry uses these supplemental financial measures internally in its budgeting process.  However, the non-GAAP financial measures should be viewed in addition to, and not as a substitute for, DeVry’s reported results prepared in accordance with GAAP.  The following table reconciles these items to the relevant GAAP information (in thousands, except per share data):

For the Nine Months Ended March 31,

	2009	2008
Net Income	$xx,xxx	$xx,xxx
Earnings per Share (diluted)	$x.xx	$x.xx
Loss on Sale of Assets (net of tax)	$x,xxx	$x,xxx
Effect on Earnings per Share (diluted)	$x.xx	$x.xx
Net Income Excluding the Loss on Sale of Assets (net of tax)	$xx,xxx	$xx,xxx
Earnings per Share Excluding the Loss on Sale of Assets (diluted)	$x.xx	$x.xx

Critical Accounting Policies, page 52

Impairment of Goodwill and Other Intangible Assets

For ease of facilitating the review of DeVry’s response, we have separated our comments to address each specific item of the Staff’s inquiry.

3.
We note that goodwill accounted for 30% of total assets as of June 30, 2008.  We note that you performed your annual goodwill impairment test at the end of your fiscal year and concluded that goodwill was not impaired. In future filings, tell us whether you performed subsequent interim impairment tests.  If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144.  In addition, in future filings, you should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

DeVry’s Response

Management determined it was not necessary to perform interim impairment tests on the amounts recorded for goodwill and indefinite-lived intangible assets. In making this determination, management followed the guidance in paragraph 28 of Statement of Financial Accounting Standards number 142.  These factors are addressed as follows:

Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include:

a. A significant adverse change in legal factors or in the business climate

There have been no changes in DeVry’s legal factors or the business climate that, in our judgment, adversely affected the value of DeVry’s recorded goodwill or indefinite-lived intangible asset balance.  While management recognizes that there has been deterioration in the economy since DeVry’s fiscal year 2008 impairment review, DeVry’s businesses have continued to meet management’s expectations and forecasts.

b. An adverse action or assessment by a regulator

There have been no regulatory actions or assessments that, in our judgment,  adversely affected the value of DeVry’s recorded goodwill or indefinite-lived intangible asset balance.

c. Unanticipated competition

Though the industry remains competitive, there have been no new entrants into the environment that, in our judgment, affected the value of DeVry’s recorded goodwill or indefinite-lived intangible asset balance.

d. A loss of key personnel

There has been no loss of key personnel at any of the reporting units.

e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

We believe it is unlikely that any reporting unit and its recorded goodwill or indefinite-lived intangible asset will be disposed of before the end of its estimated useful life.

f. The testing for recoverability under Statement 144 of a significant asset group within a reporting unit

There has been no need to test the recoverability of a significant asset or group of assets within any of the reporting units.

g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

There has been no impairment loss recognized at any component of any of the reporting units.

In addition to the specific items addressed above, other significant factors were considered in management’s decision to not perform interim impairment testing.  Management also examined the guidance in paragraph 8 of SFAS 144, and determined these factors did not lead to the necessity of performing interim impairment testing.

Management will include disclosure in future filings detailing the factors considered in determining whether interim impairment testing of our goodwill and indefinite-lived intangible assets was necessary. An example of this disclosure is included later in this response letter.

In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure in future filings should provide investors with sufficient information about management’s insights and assumption with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

DeVry’s Response

We will respond substantively to each of the Staff’s request, and then set forth our proposed disclosure.

For goodwill, DeVry estimates the fair value of its reporting units using a discounted cash flow model utilizing inputs which include projected operating results and cash flows from management’s long term plan. If the carrying amount of the reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss would be recognized to the extent the “implied fair value” of the reporting unit goodwill is less than the carrying amount of the goodwill.

The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all its assets and liabilities and then computing the excess of the reporting unit’s fair value over the amounts assigned to the assets and liabilities.  If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly such impairment is recognized.

•	Disclose a breakdown of your goodwill balance as of June 30, 2008 by reporting unit.

DeVry’s Response

Reporting Unit:	Dollars in Thousands
DeVry University	$ 22,195
Becker Professional Review	24,715
Ross University	239,486
Chamberlain College of Nursing	4,716
Advanced Academics	16,912
Total	$308,024

•
Describe the nature of the valuation techniques you employed in performing the impairment tests.  Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

(1)	the discount rates for each reporting unit and how those discount rates were determined,

DeVry’s Response

The valuations consider market factors and employ present value techniques to estimate fair value.  Management believes the assumptions used for the impairment testing are consistent with those that would be utilized by a market participant in performing similar valuations of its reporting units. Discount rates of 10% to 13% were utilized for the reporting units. The discount rate utilized by each unit takes into account management’s assumptions on growth rates and risk, both DeVry specific and macro-economic, inherent in that reporting unit. Management does not believe detailing specific discount rates for each reporting unit provides meaningful information to the reader as the estimated fair values of the reporting units and indefinite-lived intangible assets exceeded their carrying values by at least 40% as of the end of fiscal 2008. An increase of 100 basis points in the discount rate would still result in a minimum 27% premium of fair value over carrying value.  Management considers the use of this level of sensitivity in the discount rate reasonable considering the sustained strength of DeVry’s operations.

(2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

DeVry’s Response

The estimate of fair value of each reporting unit was based on management’s projection of revenues, gross margin, operating costs and cash flows considering planned business and operational strategies over a long-term planning horizon of 5 years with a terminal value calculated based on discounted cash flows.  These measures of business performance are similar to those management uses to evaluate the results of operations on a regular basis. The growth rates used to project cash flows, operating results and terminal values of reporting units are commensurate with historical results and analyses of the economic environment in which the reporting units operate.  Should the growth rates not meet management’s expectations, the financial positions of the reporting units are sufficient to maintain their fair values at a level that can support the recorded values of goodwill and indefinite-lived intangible assets.

(3)	your consideration of any market risk premiums.

DeVry’s Response

The discount rate utilized by each unit takes into account management’s assumptions on growth rates and market risk, both company specific and macro-economic, inherent in each reporting unit.

•
Describe changes to the assumptions and methodologies, if any, since your annual impairment test.  In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.  For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

DeVry’s Response

As noted above, the estimated fair values of the reporting units and indefinite-lived intangible assets exceeded their carrying values by a significant margin. Even accounting for changes in market risk premium, this margin would be sufficient to preclude a triggering event that would require interim impairment testing.  There have been no triggering events that would result in the need for interim impairment testing.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

DeVry’s Response

DeVry acquired U.S. Education during the first quarter of fiscal 2009.  The chart below provides goodwill by reporting unit as of December 31, 2008, including this acquisition. The only other change in goodwill was in the Advanced Academics reporting unit where a final purchase price adjustment was recorded.

Reporting Unit:	Dollars in Thousands
DeVry University	$ 22,195
Becker Professional Review	24,715
Ross University	239,486
Chamberlain College of Nursing	4,716
Advanced Academics	17,109
U.S. Education	186,267
Total	$494,488

•	Provide a table showing:

(1)
the carrying value and the fair value of each reporting unit.  Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

DeVry’s Response

As noted above, the estimated fair values of the reporting units and indefinite-lived intangible assets exceeded their carrying values by at least 40% as of the end of fiscal 2008. As a result, management did not believe it was necessary to disclose the fair value of each reporting unit.

(2)	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

DeVry’s Response

We will consider future disclosure if the fair value of any reporting unit reaches a level where it would be more likely than not that an impairment could occur should events transpire that result in a decline in that unit’s fair value.

•
In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

DeVry’s Response

As noted above, the estimated fair values of the reporting units and indefinite-lived intangible assets did exceed their carrying values by significant margins as of the end of fiscal 2008.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DeVry’s Response

DeVry intends to use language along the lines of the following in future filings, including its Form 10-Q for the period ending March 31, 2009.  This type of language would be included as support for management’s decision to not perform interim impairment testing of its goodwill and indefinite-lived intangible assets. It is also intended as an example of management’s potential response to the additional disclosure requests made under item 3 of the Staff’s comments.

Proposed Disclosure:

Intangible assets relate mainly to acquired business operations. These assets consist of the acquisition fair value of certain identifiable intangible assets acquired. Goodwill represents the excess of the purchase price over the fair value of assets acquired less liabilities assumed.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) provides that goodwill and indefinite-lived intangibles arising from a business combination are not amortized and charged to expense over time. Instead, goodwill and indefinite-lived intangibles must be reviewed annually for impairment, or more frequently if circumstances arise indicating potential impairment. This impairment review was most recently completed during the fourth quarter of fiscal 2008.

DeVry has not performed interim impairment reviews during fiscal 2009. The estimated fair values of the reporting units and indefinite-lived intangible assets exceeded their carrying values by at least 40% as of the end of fiscal 2008 and management does not believe business conditions have deteriorated in any of its reporting units to the extent that the fair values of the reporting units or intangible assets would materially differ from these previous results. In this regard, revenues grew for all reporting units throughout fiscal 2009 and operating results and cash flows met or exceeded management expectations for all but the Becker Professional Review (Becker) reporting unit. Though the Becker reporting unit has experienced a slowdown in growth and declining operating profits, this slowdown is considered to be temporary.  Moreover, the fair value of this reporting unit significantly exceeded its carrying value as of the fiscal 2008 impairment analysis. This reporting unit remains highly profitable with operating margins exceeding 32%. This negative trend is also considered to be temporary and management believes its planned business and operational strategies will reverse this negative trend in the foreseeable future.

Management does consider certain triggering events when evaluating whether interim impairment analysis is warranted. Among these would be a significant long-term decrease in the market capitalization of DeVry based on events specific to DeVry’s operations. As of December 31, 2008, DeVry’s market capitalization exceeded its book value by approximately 300%. This premium was consistent with that as of June 30, 2008.  Other triggering events that could be cause for an interim impairment review would be changes in the accreditation, regulatory or legal environment; unexpected competition; and changes in the market acceptance of our educational programs and the graduates of those programs.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions.  Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates.

  For goodwill, DeVry estimates the fair value of its reporting units using a discounted cash flow model utilizing inputs which include projected operating results and cash flows from management’s long term plan. If the carrying amount of the reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized to the extent the “implied fair value” of the reporting unit goodwill is less than the carrying amount of the goodwill.

 DeVry had five reporting units which contained goodwill as of the fourth quarter 2008 analysis.  These reporting units constitute components for which discrete financial information is available and regularly reviewed by management. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.  The estimate of fair value of each reporting unit is based on management’s projection of revenues, gross margin, operating costs and cash flows considering planned business and operational strategies over a long-term planning horizon of 5 years along with a terminal value calculated based on discounted cash flows.  These measures of business performance are similar to those management uses to evaluate the results of operations on a regular basis.  The growth rates used to project cash flows, operating results and terminal values of reporting units are commensurate with historical results and analysis of the economic environment in which the reporting units operate. The valuations employ present value techniques to estimate fair value and consider market factors.  Management believes the assumptions used for the impairment testing are consistent with those utilized by a market participant in performing similar valuations of its reporting units.  Discount rates of 10% to 13% were utilized for the reporting units. The discount rate utilized by each unit takes into account management’s assumptions on growth rates and risk, both company specific and macro-economic, inherent in that reporting unit. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty.  Actual results may differ from those estimates.

All of the reporting units’ fair value estimates exceed their carrying value as of the fourth quarter impairment analysis by at least 40%; therefore no impairment of goodwill was recorded as of June 30, 2008.  An increase of 100 basis points in the discount rate used in this analysis would result in a minimum 27% premium of fair value over carrying value.  Management considers the use of this level of sensitivity in the discount rate reasonable considering the strength of DeVry’s sustained operations.  If the impairment analysis resulted in any reporting unit’s fair value being less than the carrying value, an additional step would be required to determine the implied fair value of goodwill associated with that reporting unit.  The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all its assets and liabilities and then computing the excess of the reporting unit’s fair value over the amounts assigned to the assets and liabilities.  If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly such impairment is recognized.

The table below summarizes the goodwill balances by reporting unit as of December 31, 2008 (this table will be updated for balances as of March 31, 2009 for inclusion in the third quarter Form 10-Q):

Reporting Unit:	Dollars in Thousands
DeVry University	$ 22,195
Becker Professional Review	24,715
Ross University	239,486
Chamberlain College of Nursing	4,716
Advanced Academics	17,109
U.S. Education	186,267
Total	$494,488

The only changes in the goodwill balances from June 30, 2008, were the addition of the goodwill for the U.S Education acquisition that was completed in the first quarter of fiscal 2009 and the recording of a final purchase price adjustment for Advanced Academics in the second quarter of fiscal 2009. This entity was acquired by DeVry during the second quarter of fiscal 2008.

For indefinite-lived intangible assets, DeVry determines their fair value based on the nature of the asset using various valuation techniques including a royalty rate model for Trade Names, Trademarks and Intellectual Property, a discounted income stream model for Title IV Eligibility and a discounted cash flows model for Accreditation.  The estimated fair values of these indefinite-lived intangible assets are based on management’s projection of revenues, gross margin, operating costs and cash flows considering planned business and operational strategies over a long-term planning horizon of 5 years.  The assumed royalty rates and the growth rates used to project cash flows and operating results are commensurate with historical results and analysis of the economic environment in which the reporting units that record indefinite-lived intangible assets operate. The valuations employ present value techniques to measure fair value and consider market factors.  Management believes the assumptions used for the impairment testing are consistent with those that would be utilized by a market participant in performing similar valuations of its indefinite-lived intangible assets. The discount rates of 10% to 13% that were utilized in the valuations take into account management’s assumptions on growth rates and risk, both company specific and macro-economic, inherent in each reporting unit that records indefinite-lived intangible assets. These intangible assets are closely tied to the overall risk of the reporting units in which they are recorded so management would expect the discount rates to also match those used for valuing these reporting units.  Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty.

All of the fair value estimates of indefinite-lived intangible assets exceed their carrying value as of the 2008 fourth quarter impairment analysis by at least 50%; therefore no impairment of intangible assets was recorded as of June 30, 2008.  No triggering events have occurred in the interim periods through March 31, 2009, that would warrant an impairment analysis.  If the carrying amount of an indefinite-lived intangible asset exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

The table below summarizes the indefinite-lived intangible assets balances by reporting unit as of December 31, 2008 (this table will be updated for balances as of March 31, 2009 for inclusion in the third quarter Form 10-Q):

Reporting Unit:	Dollars in Thousands
DeVry University	$ 1,645
Becker Professional Review	29,812
Ross University	19,200
Chamberlain College of Nursing	1,200
Advanced Academics	1,300
U.S. Education	112,300
Total	$165,457

The only change in the indefinite-lived intangible assets balances from June 30, 2008, was the addition of the U.S Education asset. This entity was acquired by DeVry during the first quarter of fiscal 2009.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 12

How the Compensation Committee Determined Executive Compensation, page 13

4.
In the last paragraph on page 13, you disclose that you benchmarked against four peer groups.  You disclose the component companies of the Market Funded Education Peer Group and the Service Industry Peer Group.  However, you do not disclose the component companies of the General Industry Peer Group and Similarly-Sized Service Companies Peer Group.  In future filings, please disclose the component companies that are part of these two peer groups.  See Item 402(b)(2)(xiv).

DeVry’s Response

Our reluctance to disclose the composition of these two peer groups reflected the fact that we had been advised that the make-up of these peer groups, in contrast to those whose component members we did disclose, was considered to be proprietary to the organizations that compiled the information.  We also note that the peer groups are so large that listing the companies making up each peer group would not provide information that would be material to understanding our executive compensation program, including how we determine levels of compensation for our named executive officers.  The General Industry Peer Group used comparison groups that differed for each position compared; for some of the positions, it consisted of over 200 companies.  The Similarly-Sized Service Companies Peer Group consisted of 73 companies.

We will address the use of peer groups more fully in our response to Comment 5 below, but upon further reflection, we believe our use of peer groups in the compensation-setting process in fiscal 2008 was not “benchmarking” under the interpretation of that term reflected in Regulation S-K SEC Compliance & Disclosure Interpretation No. 118.05.  In the future, to the extent we use these or similar peer groups for benchmarking, we will disclose the composition of the peer groups used for that purpose.

5.
We note your disclosure that you do not target any specific percentile levels in establishing compensation levels and opportunities when benchmarking. In your future filings, provide detail as to how you ensure that your compensation is competitive to the compensation paid by the benchmarked companies.

DeVry’s Response

We reviewed the peer group information in order to satisfy ourselves that our practices with respect to types, mix and levels of compensation were not out of step with those reflected in the peer group companies, or at least a reasonable portion of them.  Also, we reviewed the peer information to determine  that we were not an “outlier” with respect to general levels of compensation of various types relative to those of the peer groups.  The analysis stopped short of targeting any percentile or even a percentile range.  In our view, as the referenced interpretation puts it, we considered the data “to obtain a general understanding of current compensation practices” among the peer group members, and did not use it to “base, justify or provide a framework for a compensation decision.”  Accordingly, we do not believe that our use of the four referenced peer groups in our 2008 compensation decisions constituted “benchmarking” as that term is used in Item 402(b)(xiv) of Regulation S-K, as interpreted in Regulation S-K SEC Compliance & Disclosure Interpretation No. 118.05.

If we follow the same methodology in the future, we will revise our disclosure to avoid the use of the term “benchmark” and explain more thoroughly the manner in which we use this data, along the lines of the preceding paragraph of this response.  If we use the data in a manner that does constitute “benchmarking,” we will so state and explain how we use the data to ensure that our compensation is competitive.  If we target and set an element of compensation at a percentile or range of percentiles in a peer group, for example, we will disclose the percentile or range of percentiles and the companies making up the peer group.

The Role of Performance, page 15

6.
In the last paragraph on page 15, you state that you do not disclose Organization-wide or business unit performance measures because such information is confidential and may cause you competitive harm.  However, it is not clear why disclosure of your revenue and earnings per share goals for the organization as whole and business units for a given year after the conclusion of that year would cause the company competitive harm.  Please advise.

DeVry’s Response

With respect to DeVry’s Organization-wide measures, such as revenue or earnings per share goals, we continue to believe, for the reasons described below, that disclosing these targets for the most recent fiscal year would cause DeVry competitive harm.

As we disclosed in our most recent proxy statement, we have a confidential five-year strategic plan containing various milestones, which was developed by our executive management and approved by our Board. Our executive management recommended, and our Board subsequently approved, an annual operating plan at the beginning of fiscal year 2008 that was based on our five-year strategic plan. The operating plan included confidential revenue and earnings per share goals both for the Organization as a whole and for each of our business units.  The internal revenue and earnings targets for DeVry and its various business segments flowed from this internal operating plan and were utilized in our fiscal year 2008 compensation program. The Compensation Committee considered these targets to be the best estimate of what we could deliver, if management were to materially satisfy its goals and objectives for the year.

In addition, we have had a long-standing practice of not providing forward- looking guidance of these measures to the investment community.  We believe that this practice gives us a competitive advantage in obtaining capital from investors who are focused – as we are – on long-term returns.

Such disclosure, for periods that are just past could easily allow inferences as to our current goals, because of the close linkage of current goals to our long-term plans.  Disclosure of either goals for periods just past or current goals would have several competitively harmful effects for DeVry.

•	Public disclosure of these measures could give our competitors critical commercial and financial insight into these matters.

•
It could provide potentially harmful insight into our competitive strategy as it relates to attracting investment capital, and even undermine a competitive advantage we have built up in that regard.  We have a proven ability to raise investment capital, in part because our approach to long-term growth is viewed as attractive to capital sources with a long-term, risk-adjusted outlook.

•	Existing and potential competitors could better understand growth trends and operating margins in the business, and so more effectively invest their resources to compete against us.

•
Inferences drawn from disclosure of past targets may be inaccurate, so that we would find it necessary to provide guidance in the form of disclosure of performance targets.  Our management might be required to alter the way it communicates with investors, undermining a competitive advantage.

For these reasons, we continue to believe that Instruction 4 to Item 402(b) of Regulation S-K permits us to omit disclosure of the organization-wide goals described above.

With respect to business unit performance measures, for certain of our named executive officers in 2008, we used performance measures that related to the business units for which they were responsible – specifically, total revenues and operating profit.  For the reasons described below, we continue to believe that disclosing the targets for these units for the most recent fiscal year would cause DeVry competitive harm.

Three of the named executive officers listed in the 2008 Summary Compensation Table received compensation related, in part, to performance against goals set for revenue and operating income of the business units for which they are responsible.  For Mr. Pauldine, the goals related to the performance of DeVry University.  For Mr. Shepherd, the goals related to the performance of Ross University.  For Mr. Vucinic, the goals related to the performance of Becker Professional Review.  Each of these business units competes on a national and local basis with many other organizations.  We do not publicly disclose revenue and operating income targets for these business units.

Such disclosure, even for periods that are just past, would have several competitively harmful effects for each of these businesses.

•
This information could be used to attack perceived weaknesses in our businesses (such as underperformance against targets), or to analyze where the competitor needs to focus its efforts in order to compete more effectively against us.

•	Existing and potential competitors could better understand growth trends and operating margins in the business, and so more effectively invest their resources to compete against us.

•
Competitors also could more effectively compete with us for acquisitions, by more easily identifying the targets we would find attractive from a revenue growth and accretion/dilution perspective and by gaining information that would enable them to propose a more finely-tuned acquisition price.

•
By understanding more precisely how these businesses have performed against targets, competitors could compete more effectively for management talent, with better knowledge of the incentives necessary to lure people away.

These are all real, potential competitive advantages that would inure to our competitors’ benefit and to our detriment.  And it would be an unequal equation.  We are not aware that any of our principal publicly-held competitors disclose similarly granular information in connection with their disclosures concerning incentive compensation.  We would be disclosing significantly more competitively sensitive information with respect to our business unit revenues and profits than DeVry would be able to learn about competitors.  Disclosure on our part would thus give our competitors a significant competitive advantage, harmful to DeVry.  Accordingly,  we continue to believe that Instruction 4 to Item 402(b) of Regulation S-K permits us to omit disclosure of the business unit goals described above.

Individual Performance Goals, page 16

7.
In the last sentence in the second paragraph on page 16, you state that no individual performance goals were material in fiscal year 2008.  However, you make the following disclosures regarding individual performance goals:

•	on the rest of page 16, you disclose several individual performance goals for your executives;

•	in the first paragraph on page 18, you state that your executives’ base salary is based on his or her individual performance against his or her prior established goals;

•	in the fourth paragraph on page 18, you state that MIP payments are based on meeting individual performance goals;

•	in the table on page 19, you weight individual performance 30% under your 2008 MIP; and

•	in the third paragraph on page 20, you state that option grants are based in part on individual performance.

Please reconcile your statement that individual performance goals are not material for your executives with the above-noted disclosures.  In future filings, if you deem that individual performance goals are material, please disclose them unless you meet the requirements of Instruction 4 to Item 402(b).

DeVry’s Response

We did not mean to imply that individual performance goals were not material to decisions with regard to setting the level of various forms of compensation.  We said, in introducing a detailed, officer-by-officer listing of these goals, that “[n]one of the individual performance goals for any of the NEOs were individually material in fiscal 2008.” By that we meant that no individual or single goal was material in determining the compensation for any NEO.

For example, our Compensation Discussion and Analysis lists for our CFO, Mr. Gunst, the following performance goals:

•	Leading the strategic and financial planning processes, providing analytical insights, and regularly monitoring key performance indicators;

•	Ensuring the financial perspective is provided on all the issues that are being considered by the Organization;

•	Representing DeVry externally to media, investors, government agencies, and the general public;

•	Monitoring and enhancing internal control processes;

•	Pursuing cost-saving opportunities;

•	Recruiting, training, supervising, and evaluating department staff; and

•	Continuously evaluating capital structure and investments from a strategic perspective.

None of these goals was quantified further, and his accomplishments against them were assessed by the Compensation Committee, using our CEO’s recommendation, in a process that is inherently subjective and based on qualitative rather than quantitative analysis.  Using the MIP award as an example, the result of this analytical process accounts for only 30% of Mr. Gunst’s award, and we do not believe that any one of the many qualitative goals that are factored into the analysis, when considered alone, could accurately be characterized as material to the total award.

Recognizing this, we nonetheless described the individual performance goals for each named executive officer – as noted – in detail on pp. 16-17 of our proxy statement.  In future filings, we will include additional disclosure about the process by which the Committee evaluates performance against these goals, more clearly explaining both the subjective nature of the process and the qualitative nature of the goals.

8.
Also, in the sixth paragraph on page 19, you state that your executives received payments under your MIP and, in the third paragraph on page 20, that your executives received option grants, based on individual performance and organizational goals  If we assume that your organizational goals are confidential and your individual performance goals are material, in future filings, please explain how you determined (i) how much each executive earned under your MIP based on his or her individual performance, and (ii) how many option grants were given to each executive based on his or her individual performance.  See Item 402(b)(1)(v).

DeVry’s Response

As noted previously, we continue to believe that Instruction 4 to Item 402(b) of Regulation S-K permits us to omit the disclosure of organization wide and business unit performance goals.  With respect to individual performance goals, we continue to believe that, at least with respect to the last fiscal year’s individual performance goals, performance against any single individual performance goal was not a material determinant of the overall award under any of these programs for any named executive officer.  We will, however, describe in more detail the process of qualitative evaluation of achievement against the individual performance goals of named executive officers that leads to these awards.

__________________________________

As requested by the Commission staff’s letter, DeVry hereby acknowledges that:

1)      DeVry is responsible for the adequacy and accuracy of the disclosures in the filings;

2)      Staff comments or changes to disclosure in response to Staff comments do not foreclose theCommission from taking any action with respect to the filings; and

3)      DeVry may not assert Staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities laws of the United States.

Please contact Gregory S. Davis, Vice President, General Counsel and Corporate Secretary, at (630) 574-1901 or Rick Gunst at (630) 574-1973 should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Inc.

By:           /s/ Daniel Hamburger

Title:        President and Chief Executive Officer

By:           /s/ Richard M. Gunst

Title:        Senior Vice President, Chief Financial Officer and TreasurerAssociate